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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 9)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EXEGENICS INC.
                            (NAME OF SUBJECT COMPANY)

                                 EXEGENICS INC.
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                              301610 (COMMON STOCK)
                   (CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             RONALD L. GOODE, PH.D.
                                 EXEGENICS INC.
                                2110 RESEARCH ROW
                               DALLAS, TEXAS 75235
                                 (214) 358-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                                    COPY TO:

                             JOEL I. PAPERNIK, ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                                666 THIRD AVENUE
                                   24TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 935-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Final Amendment amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 12, 2003 (the "Schedule 14D-9"), by eXegenics Inc., a Delaware corporation ("eXegenics"), relating to the tender offer made by EI Acquisition Inc., (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Foundation Growth Investments LLC, a Delaware limited liability company and a private investment fund, as set forth in a Tender Offer Statement filed by the Purchaser on Schedule TO, dated May 29, 2003 (as subsequently amended, the "Schedule TO"), for all of the issued and outstanding common stock, par value $0.01 per share, of eXegenics, and issued and outstanding Series A convertible preferred stock, par value $0.01 per share of eXegenics (together, the "Shares"), at a price of $0.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended to add the following:

         Purchaser's offer expired at 12:00 p.m., New York City time, on September 8, 2003. All tendered shares will promptly be returned by Purchaser's depository to the tendering stockholders. Purchaser has also terminated its consent solicitation with respect to eXegenics' stockholders. On September 9, 2003, Purchaser filed the Final Amendment to its Schedule TO, announcing the termination of its offer.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         EXEGENICS INC.

                                         By:     /s/ RONALD L. GOODE
                                             -----------------------
                                                  RONALD L. GOODE
                                        CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                    PRESIDENT

Dated: September 9, 2003